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Exhibit 12.1

TAL INTERNATIONAL GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2010		2009		2008		2007		2006		2005
Earnings Available for Fixed Charges:
Income before income taxes	$34,900		$110,854		$54,863		$60,391		$65,521		$17,118
Add:
Interest and debt expense	56,608		68,807		64,983		52,129		47,578		72,379
Write-off of deferred financing costs	675		—		250		204		2,367		43,503
Appropriate portion of rents(a)	133		181		195		181		166		246

Earnings available for fixed charges	$92,316		$179,842		$120,291		$112,905		$115,632		$133,246

Fixed Charges:
Interest and debt expense	$56,608		$68,807		$64,983		$52,129		$47,578		$72,379
Write-off of deferred financing costs	675		—		250		204		2,367		43,503
Appropriate portion of rents(a)	133		181		195		181		166		246

Fixed Charges	$57,416		$68,988		$65,428		$52,514		$50,111		$116,128

Ratio of earnings to fixed charges	1.61	X	2.61	X	1.84	X	2.15	X	2.31	X	1.15	X

(a)
Portion of rental expenses that is deemed representative of an interest factor, which is 8% of total rental expense.

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  Exhibit 12.1
TAL INTERNATIONAL GROUP INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES